                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                SCHEDULE 14D-1/A
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 6)

                              --------------------

                CONSOLIDATED CAPITAL INSTITUTIONAL PROPERTIES/2
                           (Name of Subject Company)

                         REEDY RIVER PROPERTIES, L.L.C.
                           INSIGNIA PROPERTIES, L.P.
                           INSIGNIA PROPERTIES TRUST
                         INSIGNIA FINANCIAL GROUP, INC.
                                   (Bidders)

                     UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                     (Cusip Number of Class of Securities)

                              --------------------

                                JEFFREY P. COHEN
                             SENIOR VICE PRESIDENT
                         INSIGNIA FINANCIAL GROUP, INC.
                                375 PARK AVENUE
                                   SUITE 3401
                            NEW YORK, NEW YORK 10152
                                 (212) 750-6070
            (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:

                              JOHN A. HEALY, ESQ.
                                 ROGERS & WELLS
                                200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000

                              --------------------

         This Amendment No. 6 amends and supplements the Tender Offer Statement on Schedule 14D-1 originally filed with the Commission on October 30, 1997, as amended by Amendment No. 1 filed with the Commission on November 6, 1997, Amendment No. 2 filed with the Commission on November 19, 1997, Amendment No. 3 filed with the Commission on December 1, 1997, Amendment No. 4 filed with the Commission on December 8, 1997 and Amendment No. 5 filed with the Commission on December 10, 1997 (the "Statement") by Reedy River Properties, L.L.C. (the "Purchaser"), Insignia Properties, L.P., Insignia Properties Trust and Insignia Financial Group, Inc., relating to the tender offer of the Purchaser to purchase up to 300,000 of the outstanding units of limited partnership interest (the "Units") of Consolidated Capital Institutional Properties/2, at a purchase price of $40 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 30, 1997 (the "Offer to Purchase") and the related Assignment of Partnership Interest (which, together with any supplements or amendments, collectively constitute the "Offer"). Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase and the Statement.


ITEM 10. ADDITIONAL INFORMATION.

         (f) The Offer expired pursuant to its terms at 5:00 p.m., New York time, on Monday, December 15, 1997. The Purchaser currently is reviewing the tendered materials submitted by holders of Units and intends to determine as promptly as practicable the number of Units validly tendered and not withdrawn pursuant to the Offer. In accordance with Rule 14e-1(c) under the Securities Exchange Act of 1934, the Purchaser will promptly pay the consideration due to holders of those Units that have been accepted for payment. Upon a final determination of the number of and payment for Units validly tendered, the Purchaser will file a final Amendment to this Statement reporting the results of the Offer.

                                   SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 16, 1997


                                            REEDY RIVER PROPERTIES, L.L.C.


                                            By: /s/ JEFFREY P. COHEN
                                                -------------------------------
                                                Jeffrey P. Cohen
                                                Manager


                                            INSIGNIA PROPERTIES, L.P.

                                            By: Insignia Properties Trust,
                                                its General Partner


                                            By: /s/ JEFFREY P. COHEN
                                                -------------------------------
                                                Jeffrey P. Cohen
                                                Senior Vice President


                                            INSIGNIA PROPERTIES TRUST


                                            By: /s/ JEFFREY P. COHEN
                                                -------------------------------
                                                Jeffrey P. Cohen
                                                Senior Vice President


                                            INSIGNIA FINANCIAL GROUP, INC.


                                            By: /s/ FRANK M. GARRISON
                                                -------------------------------
                                                Frank M. Garrison
                                                Executive Managing Director

                                       3